Free Writing Prospectus Dated October 1, 2010 Registration Statement No. 333-156423 Filed Pursuant to Rule 433

                                                                  Morgan Stanley
Target Equity Index Family

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The Target Equity Index Family seeks to identify undervalued companies with the potential to outperform. The indices were created by Morgan Stanley and aim to identify companies that are undervalued and could be attractive to corporate or private equity buyers.

The Target Equity indices are available via a range of investment products. For further details, please contact your broker or financial adviser about these products, including the key risks associated with them.

Targeting Performance
The search for equity investment performance is about seeking out the brightest prospects - such as stocks that have the potential to outshine the rest of the market.

Sometimes stock picking only scratches the surface of the equity markets, coming across good performers almost by chance. To sift through the equity market to try to consistently identify attractive stocks demands a targeted approach. Even when the overall market appears lackluster, it is possible that a thorough screening process can uncover hidden gems.

The Target Equity Philosophy
Why do some stocks outshine others? While many stocks are perceived as undervalued, not all have the potential to realize their anticipated true value. Sometimes a stock's potential is identified when it attracts the attention of a corporate or private equity buyer through a takeover or rumor of a potential takeover. But, how do the corporate and private equity buyers recognize this potential, and can other investors benefit from a similar approach?

The Target Equity philosophy attempts to understand some of the more common ways that corporate and private equity buyers identify their targets. Corporate and private equity investors employ numerous and sometimes complex investment approaches, and different investors approach investing from divergent perspectives. As a result we have identified certain investment metrics that we believe are more commonly analyzed by these investors as part of their investment process and that may also be attractive to long-term individual investors.

Screening for High Potential
Traditional "value" investing uses well-established metrics like price/earnings
(P/E) ratio and market capitalization to identify undervalued stocks. The
Target Equity Index Family takes a different approach. It screens stocks using similar valuation metrics to those more commonly used by some private equity investors and some corporate buyers to identify their targets. For example, some private equity investors consider "enterprise value" rather than market capitalization, because enterprise value captures not just the value of a company's equity but also the cost of buying a company's debt. Likewise, some corporate buyers focus strongly on cash flow, leverage and the value of the company's assets and are less focused on P/E ratio.

It is not possible for any index, including the Target Equity Indices, that uses a fixed strategy to identify stocks to recreate the varied and changing investment process employed by the numerous private equity and corporate buyers active in the market where each buyer will have its own often unique investment perspective and mandate. Accordingly, the Target Equity Indices have focused on the valuation metrics that we believe are most commonly analyzed by these buyers, even though these buyers will often bring additional, different or potentially contrary metrics into their investment process.

A Focused Investment Strategy
The Target Equity Index Family was originally developed from research published by Morgan Stanley with the development of the screening process that is the basis for the Target Equity Indices in 2003. Re[]nement of the screening process led to the creation of the Target Equity Index Family in 2007 -- an investment strategy in an investable index format.
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Stock Selection Process
The Target Equity Index Family uses a quantitative, rules based screening process. It ranks and selects stocks using inputs from publicly available company data to create a series of global, regional and country indices.

DEFINE SELECTION POOL

[]   The selection pool includes companies with securities listed on a regulated exchange in the relevant region
[]   Financial sector stocks are excluded
[]   Stocks that do not meet certain liquidity criteria are excluded, ensuring an investable index

APPLY TARGET EQUITY SCREEN

Stocks are ranked on the basis of five valuation metrics

[]   Ratio of free cash flow to enterprise value
[]   Interest cover
[]   Dividend yield
[]   Ratio of enterprise value to fixed assets
[]   Ratio of share price to book value

Each metric uses standard inputs from publicly available company data

SELECT TARGET EQUITY STOCKS

The 50 highest ranked stocks across all valuation metrics are selected for the index

CREATE AND CALCULATE THE INDEX

[]   Stocks are equally weighted
[]   The index is rebalanced quarterly
[]   Index levels are calculated by SandP

Investment Considerations and Risk Factors

Index Performance: There is no guarantee that the Target Equity Indices will have positive performance or will outperform benchmark indices.

Not the Same as Investing in a Private Equity Fund: The Target Equity Indices
do not aim to replicate a private equity or corporate screening process exactly. Any actual private equity or corporate screening process may involve numerous other inputs (both qualitative or quantitative). There is no guarantee that the securities identified by the screening process are undervalued.
Further, there is no guarantee or assurance that any such security will rise in value or that the company concerned will become a takeover target.

Fixed Strategy: Target Equity Indices use a pre-de[]ned, objective stock selection that will change only if required by the selection criteria and only at each quarterly rebalancing, even if the Target Equity Indices underperform their benchmark indices. Accordingly, the Target Equity Indices are not actively managed to adjust to changing business, financial, geopolitical or other conditions, as would the investment process of a private equity investor or corporate buyer.

Retrospective Index Calculation: Prior to the launch date for each index, the
Indices have been retrospectively calculated by the Index Sponsor on a hypothetical basis.

No Guarantee of Outperformance: No one can guarantee short-term or long-term outperformance. The stock selection process for the Target Equity Indices could select stocks that underperform the benchmark index, possibly significanly.

Currency Risk: An investment may involve currency risk between the currency of an Index and the currencies of its constituents.

Diversification: The Indices are derived from a predetermined subset of stocks and may be focused exclusively on one geographic region and are likely to be less diversi[]ed than comparable benchmark indices.

THE TARGET EQUITY INDEX FAMILY
World Target Equity Index           USD and EUR
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Europe Target Equity Index                  EUR
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US Target Equity Index                      USD
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UK Target Equity Index                      GBP
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Asia ex Japan Target Equity Index           USD
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Japan Target Equity Index                   JPY
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IMPORTANT INFORMATION

Morgan Stanley has filed a registration statement (including a prospectus), and will file a pricing supplement, with the SEC for any offering to which this communication relates. Before you invest in any offering, you should read the prospectus in that registration statement, the applicable pricing supplement and other documents Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and that offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively,
Morgan Stanley, any underwriter or any dealer participating in any offering will arrange to send you the prospectus if you request it by calling toll free
1-800-584-6837.

This material was prepared by sales, trading or other non-research personnel of
Morgan Stanley and Co. Incorporated (together with its affiliates, hereinafter
"Morgan Stanley"). This material was not produced by a Morgan Stanley research analyst. Unless otherwise indicated, these views may differ from those of the
Morgan Stanley fixed income or equity research department or others in the firm.

The Target Equity principles and methodology described herein may not work in every circumstance or with respect to the financial information of every company. The measures and factors considered in the Target Equity analysis are not necessarily correlated with financial or market performance of the constituent companies and may fail to highlight negative information or data that could adversely affect the Target Equity Index performance or an investment related to Target Equity.

The appropriateness of a particular investment or strategy will depend on an investor's individual circumstances and objectives. The performance data quoted represents past performance. Past performance is not indicative of future returns. No representation or warranty is made that any returns indicated will be achieved. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. Transaction costs (such as commissions) are not included in the calculation of returns. Changes to the assumptions may have a material impact on any returns detailed. This material does not provide individually tailored investment advice or offer tax, regulatory, accounting or legal advice. This material was not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax laws. Prior to entering into any proposed transaction, recipients should determine, in consultation with their own investment, legal, tax, regulatory and accounting advisors, the economic risks and merits, as well as the legal, tax, regulatory and accounting characteristics and consequences, of the transaction.

Performance data for the index prior to the Index Inception Date has been calculated retrospectively, based on simulated historical performance.
Retrospective index calculation based on simulated performance is purely hypothetical and may not be an accurate or meaningful comparison. Past performance (actual or simulated) is not necessarily indicative of future results. No representation or warranty is made that any returns indicated will be achieved.

Investments and services are offered through Morgan Stanley and Co. Incorporated, member SIPC.

Morgan Stanley and Co International PLC 1585 Broadway New York, NY 10036

[C] 2010 Morgan Stanley, all rights reserved

Morgan Stanley
www.morganstanley.com
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